

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2012

<u>Via E-mail</u>
Mr. Heath A. Mitts
Vice President and Chief Financial Officer
IDEX Corporation
1925 West Field Court
Lake Forest, Illinois 60045

>   **Re: IDEX Corporation**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 24, 2012**
>   **File No. 001-10235**

Dear Mr. Mitts:

    We have reviewed your filings and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Performance in 2011 Compared with 2010, page 15</u>

1. Please tell us, and revise future filings to disclose, the underlying causes for each of the material changes noted in your disclosure. For example, you state that with respect to the Fluid & Metering Technologies segment, "[t]he increase in organic sales was driven by strong global growth" in the markets you mention. However, it is unclear what factors caused the strong global growth in those markets, whether the factors were the same for each market and the reasons other markets served by this segment did not grow, such as the municipal funding headwinds relating to your water business, as noted in

management's 4th quarter earnings call. Likewise, regarding your Health & Science Technologies segment, you cite "market strength" across all markets as the reason for the change, but it is unclear what is driving that strength or whether the same factors drove "strength" in each market. It is also unclear whether there were any material offsetting factors to the "strength" you mention, such as the NIH funding issues mentioned in the 4th quarter earnings call.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 32

Note 7. Fair Value Measurements, page 46

2. We note your disclosure that in determining the fair value of the contingent consideration you used a probability weighted estimate based on an independent appraisal. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Alicia Lam, Staff Attorney, at (202) 551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Jay Webb "for"

Martin James
Senior Assistant Chief Accountant